UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) September 28, 2021

Legion Capital Corporation

(Exact name of issuer as specified in its charter)

Florida	47-3751122
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

301 E. Pine St. Ste. 850 Orlando Fl 32801

(Full mailing address of principal executive offices)

(407) 986-4234

 (Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A Common, Bonds and Redeemable Preferred Stock

Item 4.1

Change in Issuer’s Certifying Accountant

Resignation of Independent Registered Public Accounting Firm

On September 24, 2021, the auditor for Legion Capital Corporation (the “Company”) M&K CPAs, PLLC, (“M&K”) resigned as auditor for the Company. M&K did not perform any audit work for the Company and did not issue any audit or other reports.

During the period from inception through September 24, 2021, there were (i) no disagreements between the Company and M&K on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures which, if not resolved to M&K’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report, and (ii) there were no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company provided M&K with a copy of this Form 1-U and M&K agreed with this disclosure and consented to the filing hereof.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter)	LEGION CAPITAL CORPORATION

By (Signature and Title)	/s/ JAMES BYRD, CHAIRMAN/CEO

Date September 28, 2021

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